Exhibit 2


Wednesday May 24, 8:40 am Eastern Time

Press Release

SOURCE: BP Amoco; Vastar Resources, Inc.

BP AMOCO WINS VASTAR BOARD SUPPORT FOR MINORITY BUYOUT AT $83 A SHARE

NEW YORK, May 24 /CNW/ -- BP Amoco (NYSE: BPA - news) today announced that it has entered into a merger agreement with Vastar Resources, Inc. (Vastar) which provides for the acquisition by BP Amoco of Vastar's publicly-held minority stockholding at a price of $83 a share.

The agreement is the outcome of negotiations between BP Amoco and Vastar's special committee which followed BP Amoco's announcement on March 16, 2000 of its intention to make an offer of $71 a share for the Vastar minority. The merger has been approved by the Vastar board, including all the members of the special committee.

Through its combination with Atlantic Richfield Company (ARCO), completed last month, BP Amoco already owns some 81.9 per cent of Vastar. The acquisition of the outstanding minority under the terms of the merger agreement will allow the integration of Vastar with BP Amoco's own operations and deliver substantial synergies and cost-savings.

The acquisition is structured as a merger of a wholly-owned indirect subsidiary of BP Amoco into Vastar and will not involve a tender offer. The merger is contingent on the approval by the holders of at least two-thirds of the Vastar shares not held by BP Amoco at a meeting scheduled for this summer. A proxy statement is currently in preparation.

Describing the deal as "the final step associated with the ARCO union", BP Amoco chief executive Sir John Browne said: "This move allows BP Amoco to achieve substantial cost-savings and synergies to create significant value for shareholders. It also enhances our leading deepwater Gulf of Mexico portfolio and boosts our position in natural gas."

Robert LeVine, chairman of Vastar's special committee, said the offer of $83 a share "represents a full and fair value for the shares held by the public minority stockholders of Vastar and recognises both Vastar's historical and prospective ability to create differential shareholder value. The special committee unconditionally recommends that such stockholders vote in favor of the merger."

Statements made in this press release, particularly those regarding cost-savings, synergies and value, are or may be forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained in BP Amoco's latest published annual report and accounts and in BP Amoco's latest published report on Form 20F filed with the US Securities and Exchange Commission.